Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549
Attn: Claire Erlanger

Re:	China Automotive Systems, Inc. (the “Company”) Form 10-K for the year ended December 31, 2008 Filed March 26, 2009 File No. 000-33123

Dear Ms. Erlanger:

We are responding to the letter from the Staff of the Securities and Exchange Commission, the “Commission”, dated December 22, 2009 commenting on the Company’s Form 10-K for the year ended December 31, 2008 filed on March 26, 2009, the “10-K”.

For your convenience, we have repeated comments from the Staff’s December 22, 2009 letter immediately prior to our response below.

From 10-K for the year ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.
Please revise future filings to discuss and analyze results of operations by the operating segments disclosed in note 34 to the financial statement. For example, please discuss and analyze net sales and cost of sales (rather than gross profit) separately for each segment. Because gross profit is impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate.

Response to Item 1

The Company notes the Commission’s comments and will revise its future filings accordingly.

2.
We note that a significant portion of selling expenses is made up of after sales service expense. Please tell us, and disclose in the notes to the financial statements in future filings, the nature of these costs and why you believe they are appropriately classified as selling expenses.

Response to Item 2

The Company notes the Commission’s comments and responds that the after sales service expenses, which are mainly comprised of after sales repair and replacement expenses, after sales transportation expenses and after sales travel expenses, are guaranties to its sold products for a certain period. This kind of commitment promotes the Company’s sales, so the Company believes they are appropriately classified as selling expenses.

Item 9A. Internal Controls and Procedures. Page 41

3.
We note that Management’s Repot on Control Over Financial Reporting does not include a paragraph discussing the exemption to include the attestation report of your independent auditor. Please note that until you are required to include an attestation report form your auditor regarding internal controls over financial reporting in your Form 10-K, the Management’s Report on Internal Control Over Financial Reporting should include the following statement: “This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in the annual report.” Please revise your Form 10-K accordingly. See Item 308T of Regulation S-K.

Response to Item 3

The Company notes the Commission’s comments and confirms that it will revise its future filings accordingly.

Consolidated Balance Sheets, page 56

4.
We note that “Advance payment for property, plant and equipment” is presented as a long-term asset on the balance sheet. Please tell us the nature and terms of these advance payments and tell us when the amounts get reclassified to property, plant and equipment and begin depreciating.

Response to Item 4

The Company notes the Commission’s comments and responds that Advance payment for property, plant and equipment consist of payments to builders and equipment manufacturers for the Company’s plants construction and equipment acquisition. For items of property, plant and equipment that have a long construction term (normally 1 to 3 years), the Company makes a prepayment to suppliers contractually. As the term is more than 1 year, such prepayment is presented as a long-term asset on the Company’s balance sheet. The remaining payment are being paid off when the construction is completed and placed into operation, and reclassification and depreciation is made at that time.

When entering construction contract and making prepayment, the accounting entry is as following:

Dr: Advance payment for property, plant and equipment	×××

Cr: Bank deposit	×××

When construction is completed and placed into operation, the remaining payment is disbursed and accounting entry is as following:

Dr: Property, plant and equipment	×××

Cr: Advance payment for property, plant and equipment	×××

Cr: Bank deposit	×××

Notes to the Financial Statement

-	General

5.
We note from your disclosure in Note 2 that effective January 1, 2008 you adopted the provisions of SFAS No. 157 except as it applies to those nonfinancial assets and liabilities notes in proposed FSP FAS 157-b. In light of the fact that you have financial assets and liabilities that are measured at fair value on a recurring basis, such as your derivatives related to the convertible notes payable, please revise future filings to include the disclosures set forth in paragraph 32 of SFAS No. 157.

Response to Item 5

The Company notes the Commission’s comments and responds that it will revise its future filings accordingly to include the disclosures set forth in paragraph 32 of SFAS No. 157.

6.
We note from your disclosure on page 49 that Hanlin Chen, Chairman, owns 58% of your common stock of the Company and has the effective power to control the vote on substantially all significant matters without the approval of other stockholders. In future filings, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

Response to Item 6

The Company notes the Commission’s comments and responds that it will revise its future filings accordingly to disclose the existence of this potential control relationship with respect to its outstanding common shares, according to the requirements of paragraph 2 of SFAS 57.

Note 2. Basis of Presentation and Significant Accounting Policies
-	Interest Costs Capitalized, page 66

7.
We note your disclosure that interest costs incurred in connection with specific borrowings for the acquisition, construction or installation of property, plant and equipment are capitalized. Please revise future filings to disclose the total amount of interest costs incurred and capitalized for any period for which some interest costs has been capitalized. See paragraph 21 of SFAS No. 34.

Response to Item 7

The Company notes the Commission’s comments and responds that it will revise its future filings accordingly to disclose the total amount of interest costs incurred and capitalized for any period for which some interest costs have been capitalized according to paragraph 21 of SFAS No. 34.

Note 3. Recent Accounting Pronouncement

8.
We note from the discussion in Note 3 on page 71 that the Company was required to adopt FSP APB 14-1, Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion on January I, 2009 and that the Company was in the process of evaluating the impact of adoption on the Company’s consolidated financial position and results of operations. However, we note that the Company’s quarterly reports on Form 10-Q for the quarters end March 31, 2009, June 30, 2009 and September 30, 2009 do not discuss the effects that the adoption of FSP APB 14-1 had on the Company’s financial position or results of operations. As it appears that the provisions of the guidance may affect the Company’s accounting treatment for its convertible notes, please tell us and revise future filings to disclose the impact of adopting FSP APB 14-1 on the Company’s financial position and results of operations. If there was no material impact resulting from the adoption of this accounting pronouncement, please explain why.

Response to Item 8

The Company notes the Commission’s comments and responds that there is no material impact resulting from the adoption of FSP APB 14-1 on the Company’s financial position and results of operations, due to the following:

1. According to Paragraph 3 of FSP APB 14-1: This FSP applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company’s Convertible Note Agreement does not contain a term which provides that it can be settled in cash (or other assets) upon conversion, including partial cash settlement.

2. According to Paragraph 18 of FSP APB 14-1: The equity component (conversion option) is not remeasured as long as it continues to meet the conditions for equity classification in EITF Issue No. 00-19, “Accounting for Derivative Financial Instrument Indexed to, and Potentially Settled in, a Company’s Own Stock.” As of September 30, 2009, the Company has sufficient common stock for settlement. Please see response to Item 9 for more details.

The Company will revise its future filings to disclose that there is no material impact of adopting this accounting pronouncement.

Note 13. Convertible Notes Payable, page 76

9.
We note your disclosure that you have evaluated the convertible notes for terms and conditions that are not clearly and closely associated with the risks of the debt-type host instrument and found that the conversion option was exempt. Please provide us the details of the analysis performed on the conversion option to determine if it should be recorded as a derivative liability under EITF 00-19. Please note that we do not believe that the convertible note would be considered a “conventional convertible” as that term is used in EITF 00-19 and therefore the embedded conversion option would not automatically be exempt from liability classification without further analysis under SFAS 133 and EITF 00-19. Please advise.

Response to Item 9

The Company notes the Commission’s comments and responds that paragraph 11(a) of SFAS 133 provides that a reporting entity shall exempt contracts from its provisions that are both (1) indexed to the company’s own stock and (2) classified in stockholder’s equity in its statement of financial position.

The following table illustrates the criteria, consideration and conclusions as they related to the embedded conversion feature (ECF), calls and the puts (see Legend, below):

		ECF	Calls	Puts	Notes
11(a).1—Indexed to the Company’s Stock		Yes	No	No	(1)
11(a).2—Classified in Stockholders’ Equity:
1.	Settled in unregistered shares.	Yes	NA	NA	(2)
2.	Sufficient authorized/unissued shares	Yes	NA	NA	(3)
3.	Explicit limit on shares deliverable	Yes	NA	NA	(4)
4.	No cash payments for non SEC filings	Yes	NA	NA	(5)
5.	No make-whole provisions	Yes			(6)
6.	No net-cash settlements not available	Yes	NA	NA	(6)
7.	No rights higher than those of common	Yes	NA	NA	(7)
8.	No requirement to post collateral	Yes	NA	NA	(8)
Classified in Stockholders’ Equity		Yes	No	No
Legend:

Yes—Condition met

No—Condition not met

For the Commission’s convenience in this analysis, the following features were combined in one column because they either specifically interact with the other combined features or result in the same conclusions.

●	Embedded Conversion Option (ECF)—Combines the embedded optional conversion feature, the term-extending option (TEO), the conversion price reset and the anti-dilution put.

Note 1—The definition of “indexed to a company’s own stock” is provided in EITF 01-06 The Meaning of “Indexed to a Company’s Own Stock”. Paragraph 2 provides that the instrument must be indexed only to the issuer’s own stock and that settlement is based solely on the issuer’s stock price; not necessarily in the issuer’s common stock.

●	The embedded conversion feature is indexed to the Company’s stock and settled in an amount based solely on the stock price.

●	The put features are indexed to the interest rate of the debt instrument and are not indexed to ordinary shares.

Note 2 – EITF 00-19.14 states that contracts must provide for the company to be able to settle the contract in unregistered shares. The contracts must provide for the company to settle in unregistered shares. While these contracts provide for firm registration requirements, they provide for an alternative in that the company could settle with unregistered shares and pay a penalty in cash equal to one percent of the portion of the purchase price on certain dates. By reference to FSP EITF 00-19-2, Footnote 3, the uneconomic settlement alternative of the registration payments may be ignored in these circumstances.

Note 3—EITF 00-19.19 provides that the Company must have sufficient authorized shares to settle the contracts after considering all other share-indexed obligations. The debentures are indexed to a fixed number of ordinary shares at a conversion price of $8.8527. Certain features of the Debentures result in potential variability; however, the variability is capped at $7.0822.

The Company’s capitalization on February 1, 2008 (which approximates the capitalization on the date of the financing) was as follows:

Authorized share	80,000,000
Shares issued and outstanding	23,959,702
Shares indexed to stock option plans	2,177,500
Shares reserved for issuance pursuant to securities	1,034,529
Available shares	52,828,269

Shares indexed to the 2/15/08 Financings：

Debentures	3,953,596
Warrants	1,317,864
Total shares indexed to Financings	5,271,460

If the conversion price reset adjustment is considered in the calculation, the number of debenture shares and total shares would be 4,941,967 and 6,259,831, respectively. As of the inception date, sufficient authorized shares were present to settle the February 15, 2008 financings, plus all other share indexed contracts.

Note 4—EITF 00-19.20 provides that the contract must contain an explicit limit on the number of shares necessary to settle the arrangement. As stated in Note 3, above, the Company’s Debenture provides for a fixed conversion rate that is subject to adjustment:

●
The financial instrument provides for an adjustment to the conversion price if the stock price at the six month anniversary is less than 95% of the conversion price. This adjustment is capped at a conversion price of $7.0822.

●
The conversion rate may be ratcheted down if the Company sells equity shares at a conversion price lower than the current conversion price. For purposes of applying paragraph 20, the Company would presume that the variable conversion rate embodied in the anti-dilution feature is within its control and there is a floor set at $6.7417; therefore, the provision would not violate the condition.

The condition for equity classification is satisfied.

Note 5—EITF 00-19.25 provides that there can be no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC. The Registration Rights Agreement and Securities Purchase Agreements require timely filings with the SEC; however, they do not contain cash penalties in the event of non-filing. The events of default listed in the Convertible Notes include a cross default provision with the terms of the Registration Right Agreement and the Securities Purchase Agreement, however, the resulting cash payment relates explicitly to the default put and indexed interest/yield rather than the conversion feature.

Note 6—EITF 00-19.27 provides that the contracts require net cash settlement only in specific circumstances in which all holders of the types of shares underlying the contract also receive cash in exchange for their shares. The following table illustrates all contractual cash payments and the instrument or feature to which they pertain (noted as “yes”). The purpose of this schedule is to determine if any cash payment related explicitly or implicitly to the embedded conversion feature for purposes of EITF 00-19.27.

Cash Payment Required Firm or Contingent	Host Instrument	ECF	Puts and Calls	Indexed interest/yield	Mandatory conversion feature
	+	+	+	+	+
Mandatory redemption	yes	no	no	no	no
Annual redemption feature	yes	no	no	no	no
Optional redemption	yes	no	no	no	no
CIC redemption	no	no	yes	no	no
Henglong Redemption	no	no	yes	no	no
Henglong Make Whole	no	no	yes	no	no
Failure to cure conversion failure	no	no	yes	no	no
Cross-default with any transaction documents (including warrants)	no	no	yes	no	no
Cross default with other indebtedness＞$3,000,000	no	no	yes	no	no
Bankruptcy	no	no	yes	no	no
Monetary judgment＞$2,000,000	no	no	yes	no	no
Failure to service debt	no	no	yes	no	no
Breach of any covenants or debt terms	no	no	yes	no	no
Cross defaults with other notes in SPA	no	no	yes	no	no
Non-delivery of shares	no	no	yes	no	no

As illustrated in the table, none of the cash payment requirements applies explicitly or implicitly to the embedded conversion feature. Rather, the cash payments apply explicitly or implicitly to the puts and calls.

Note 7—EITF 00-19.29 provides that there can be no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. Generally, such rights refer to those afforded creditors in a bankruptcy proceeding or other liquidation event. The Company’s Securities Purchase Agreements do not provide for such rights.

Note 8—EITF 00-19.32 provides that there can be no requirement in the contract to post collateral at any point or for any reason. The Company’s convertible debt arrangement does not provide for the posting of collateral.

Conclusion:

The embedded conversion option met the conditions for the paragraph 11(a) exemption for instruments indexed to a company’s own stock. Accordingly, this feature is exempt from classification as a derivative liability. The puts and calls, however, do not meet the conditions for the paragraph 11(a) exemption and require liability accounting.

10.
We note that you determined the fair value of the warrants using the Black-Scholes option pricing model and the fair value of the put and redemption features using forward cash-flow valuation techniques. Please tell us, and disclose in future filings, the nature and terms of all significant assumptions used in your fair value calculations at the inception of the arrangements and at December 31, 2008. Also, please revise MD&A in future filings to explain the changes in assumptions or other factors responsible for the changes in the fair values of the warrants and the derivatives embedded in the convertible notes. MD&A included in the Company’s Quarterly Reports on Form 10-Q should be similarly revised.

Response to Item 10

The Company notes the Commission’s comments and responds it will revise its future filings accordingly to disclose the nature and terms of all significant assumptions, and will revise its MD&A in future filings to explain the changes in assumptions or other factors responsible for the changes in the fair values of the warrants and the derivatives embedded in the convertible notes.

Significant assumptions used in determining fair value calculations of the warrants using Black-Scholes option pricing model are as follows:

	Estimated Volatility	Risk-free rate	Estimated years	Yield rate
February 15, 2008	54.60%	2.02%	1.00	0.00%
December 31, 2008	92.36%	0.11%	0.13	0.00%

For more details as well as calculations, please refer to the response to Item 11.

The significant assumptions that determine the fair value of the put and redemption features are as follows:

Features: The puts include a default put, a mandatory redemption put, an annual redemption right, an optional redemption and a Henglong make whole and redemption right.

1) For all puts other than the Henglong redemption:  The amount redeemed would be equal to the total amount of principal and interest being redeemed plus a premium such that the gross yield to the holder would equal 13%

2)  For the Henglong redemption, the amount redeemed would be equal to the total amount of principal and interest being redeemed plus a premium of 6%.

The following events result in the triggering of the redemption puts and assessment of probabilities.

Default Put:	Assess	Comments

Service default	Low	The Company has an established history of debt service and projections indicating its ability to service debt in general.

Bankruptcy/liquidation	Low	This event is within the Company's control

Material judgments	Low	The Company is not aware of any asserted or unasserted claims that would trigger such event.

Suspension of listing*	Low	The Company is not aware of any indications that would result in suspension.
Non-registration events:

Filing*	Low	The filing of a registration statement is highly probable.

Effectiveness*	Low	Management has a history of making its filings and maintaining listing of its securities.
Continuous Effectiveness*	Low	Management has a history of making its filings and maintaining listing of its securities.

Share non-delivery	Low	The risk is low because delivery is within the Company’s control.

Mandatory redemption put:

Maintenance of share price at a certain level*	Med
This put is only available subsequent to 2/15/09 and only if the stock price is <45% of the conversion price for 20 trading days.  At the date of valuation, the stock price has maintained a value above 45% of the conversion price, so currently the risk is low but increases in the future

Suspension of listing and non-registration events*	Low	The Company is not aware of any indication that would result in suspension. And filing of a registration statement is highly probable

Annual Redemption Rights:

Allows for redemption rights on specific dates*	High	This is not within the Company’s control

Optional Redemption Feature:

Allows for redemption if < 10% of note is outstanding	None	This is at the Company's option

Henglong Make Whole Amount and Redemption Right	None
This is not within the Company's control, however, the funds related to the Henglong transaction were held in an escrow account until March 31, 2008 at which time the Henglong transaction occurred. The Henglong Make Whole and Redemption amounts were not applicable unless the Company did not consummate the Henglong transaction by April 15th 2008. Since the transaction did occur prior to April 15, 2008 and the funds were held in escrow prior to that time, there was no value assigned to the puts associated with the Henglong transaction.

Change in Control Put:

Change in control*	Low	Not within the Company's control- however, there are no impending or planned events

* Indicates an event presumed not to be within the control of the Company.

The penalty rate for the default, change in control and mandatory redemption put at inception (February 15, 2008) and December 31, 2008:

	February 15, 2008	December 31, 2008
	Penalty/	Penalty/	Analysis
	Probability	Probability

No events	45.00%	35.00%

Non-registration events:
First year	0.50%	0.50%
Second year	0.50%	0.50%
Third year	0.50%	0.50%
Fourth year	0.50%	0.50%
Fifth year	0.50%	0.50%

Change in control event:
First year	0.50%	0.50%
Second year	0.50%	0.50%
Third year	0.50%	0.50%
Fourth year	0.50%	0.50%
Fifth year	0.50%	0.50%

Mandatory redemption put:
First year	0.50%	0.50%
Second year	0.50%	15.00%	The stock price was
Third year	1.00%	5.00%	decreasing which
			increased the
			probability that the
			Mandatory
			redemption put
Fourth year	1.00%	2.00%	would occur.
Fifth year	1.00%	1.00%

Annual redemption rights:
Second year	25.00%	30.00%	The greatly dropped
			stock price
			increased the
			probability that the
			annual redemption
Third year	25.00%	30.00%	would occur.

Note 15. Accrued Expenses and other Payables, page 80

11.
We note your disclosure that as of August 15, 2008 your valuation of the warrant showed a fair value of $489,719 at inception conversion price of $8.8527 and $551,131 at the reset conversion price of $8.55. Please tell us and disclose in future filings the specific assumptions used in the fair value analysis performed. Also, please explain why the fair value of $489,719 using the inception conversion price is significantly lower than the $798,626 fair value that was assigned at the time the notes were issued in February 2008. Additionally, in light of this increase in the warrant liability at August 15, 2008, please tell us why the fair value of the warrants decreased significantly to $1,977 as of December 31, 2008. As part of your response please tell us the specific assumptions used to determine fair value at December 31, 2008 and explain the differences, if any, from earlier fair value calculation.

Response to Item 11

The Company notes the Commission’s comments and responds it will revise its future filings accordingly. The following schedule illustrates certain assumptions for calculating the fair value of warrants at inception, as of August 15, 2008 and December 31, 2008, and fluctuation of the fair value of warrants during the term.

	Inception	Quarter ended	Quarter ended	Prior to reset	After reset	Quarter ended	Quarter ended
	February 15, 2008	March 31, 2008	June 30, 2008	August 15, 2008	August 15, 2008	September 30, 2008	December 31, 2008

Warrants (Maturity date: February 15, 2009) indexed to common stock:	1,317,864	1,317,864	1,317,864	1,317,864	1,317,864	1,317,864	1,317,864

BSM*	$0.6060	$0.4259	$0.4404	$0.3716	$0.4182	$0.0064	$0.0015
Trading market price	$6.09	$5.70	$5.86	$6.03	$6.03	$4.19	$3.39
Strike price:	$8.8527	$8.8527	$8.8527	$8.8527	$8.8527	$8.8527	$8.8527
Strike price adjustment	-	-	-	-	$(0.3027)	$(0.3027)	$(0.3027)
Effective strike for BSM	$8.8527	$8.8527	$8.8527	$8.8527	$8.5500	$8.5500	$8.5500
Remained contractual term (years)**	1.00	0.88	0.63	0.50	0.50	0.38	0.13
Historical volatility for effective term***	54.60%	56.01%	64.00%	64.00%	64.00%	49.75%	92.36%
Risk-free rate****	2.02%	1.55%	2.36%	1.99%	1.99%	1.26%	0.11%
Yield Rate*****	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fair value of warrants:******	$798,626	$561,278	$580,387	$489,718	$551,131	$8,434	$1,977

*BSM: Valuation of each warrant using the Black-Scholes option pricing model.

**Remained contractual term (years) = (Maturity date: February 15, 2009) - reporting date)/365. For example, second quarter (June 30, 08) remained contractual term (years) = (( February 15, 09) - ( June 30, 08))/365 = 184/365 = 0.63(year), and so on.

*** Historical volatility for effective term：Volatility is calculated as the Company's historical volatility for hind-sight periods consistent with the remaining term of each instrument or period.

****Risk-free rate: US Treasury Yield

***** Yield Rate: The Company didn’t declare any cash dividend plan

****** Fair value of warrants = warrants indexed to common stock *BSM. For example, second quarter (June 30, 08) Fair value of warrants = $1,317,864*0.4404 = $580,387, and so on.

As shown above, the reasons of significant change in the fair value of the warrants between the reporting period and inception were the big fall of trading price of the Company’s stock, together with the remaining contractual term to the maturity date.

Note 20.	Minority Interests, page 84

12.
We note your disclosure that as of March 20, 2007, Sensor withdrew from USAI, and its withdrawal of intangible assets, and abandonment of all its rights and interest in USAI, was charged to minority interests of $2,830,545. Please explain to us the nature of this transaction and the terms of the agreement with Sensor, including the amount of any consideration transferred. As part of your response please tell us the amount of Sensor’s interest in USAI prior to withdrawal and explain to us how you calculated the amounts recorded for the withdrawal.

Response to Item 12

The Company notes the Commission’s comments and responds that the transaction involved the voluntary withdrawal of one of the Joint-ventures from the entity, which is considered a buy out of the equity interest of the withdrawing shareholder (similar to a repurchase of treasury stock). The Joint-venture continued its operation without any material impact of such withdrawal.

The major term of the agreement was Sensor’s withdrawal from USAI, including its withdrawal of intangible assets it contributed at inception of Joint - venture, and abandonment of all its right and interest in USAI. The evaluated carrying amount of the intangible assets, which was $2,600,204 (equivalent to the amount of consideration transferred), has been recorded as decrease in USAI's intangible assets. The abandoned interest, which was $230,341, has been recorded as increase in USAI's additional paid-in capital. (Note: The abandoned interest, which was shared by the Company and Shanghai Hongxi Investment Inc, “Hongxi”, based on their investment proportion (75.9% and 24.1%), has been recorded as increase in additional paid-in capital and minority equity in the consolidated financial statements.)

The calculation of the withdrawal of Sensor is summarized as follows:

		Sensor’s			Additional paid-in capital
	Equity of USAI (before Sensor’s withdrawal at March 20, 2007)	Withdrawal of equity in USAI	Carrying value of intangible assets withdrawn	Abandoned interest	Shared by the Company	Shared by Hongxi

	a	b	c	d=b-c	e=d*75.9%	f=d*24.1%

Additional paid-in capital	$4,337,291	$3,000,000	$2,600,204	$399,796	$303,445	$96,351
Foreign currency translation gain	219,927	183,923	—	183,923	139,598	44,325
Stockholders' deficit	(1,177,928)	(353,378)	—	(353,378)	(268,214)	(85,164)

Equity	$3,379,290	$2,830,545	$2,600,204	$230,341	$174,829	$55,512

Sensor’s withdrawal from USAI, its withdrawal of intangible assets, and abandonment of all its right and interest in USAI, were charged to minority interests of $2,830,545, and credited to intangible assets of $2,600,204. The abandoned interest of $230,341, recognized as additional paid-in capital of USAI, was credited into additional paid-in capital and minority interest of $174,829 and $55,512, respectively.

The accounting entry was as follows:

De: minority interests—Sensor	2,830,545

Cr: intangible assets	2,600,204

Cr: additional paid-in capital	174,829

Cr: minority interests—Hongxi	55,512

13.
We note form the disclosure in Note 20 and elsewhere in the filing, that on March 31, 2008, the Company’s wholly owned subsidiary, Genesis and Wiselink, both of which were controlled by Hanlin Chen and his family, entered into an equity transfer agreement, pursuant to which Wiselink agreed to transfer and assign its 35.5% equity interest in Jingzhou Henglong, one of the Company’s consolidated subsidiaries, to Genesis for total consideration of $32,090,000. We also note that under the terms of the agreement, Genesis is deemed to be the owner of the equity concerned commencing from January 1, 2008 and that the acquisition is considered a business combination of companies under common control and is being accounted for similar to a pooling of interests.

In this regard, please clarify when the Company began to recognize its additional 35.5% equity interest in Jingzhou Henglong (as well as the corresponding reduction in the minority interest net income of this entity) in the Company’s consolidated financial statements. If this was done as of January 1, 2008 rather than at the beginning of the earliest period presented in the Company’s financial statements, please explain why the Company believes this treatment is appropriate and in accordance with the guidance in paragraph D17 of SFAS No. 141. We may have further comment upon review of your response.

Response to Item 13

The Company notes the Commission’s comments and responds that pursuant to the equity transfer agreement, on January 1, 2008, the Company began to recognize its additional 35.5% equity interest in Jingzhou Henglong (as well as the corresponding reduction in the minority interest net income of this entity) in the Company’s consolidated financial statement. As the transferred entity, Jingzhou Henglong has been a consolidated subsidiary of the Company already, with its assets or liabilities having been consolidated in the Company’s consolidated financial statement from the very beginning. The Company believes this treatment is in accordance with the guidance in paragraph D17 of SFAS No.141.

14.
In a related matter, please tell us and revise the notes to the Company’s financial statements in future filings to explain how the Company determined the value of $7.3060 per share assigned to the 3,023,542 shares that were issued by the Company as part of the consideration for the 35.5% equity interest in Jingzhou Henglong. As part of your response, please explain why the valuation was based on the value as determined as of January 22, 2008, as indicated in the pro forma information included in the Form 8-K/A dated April 3, 2008.

Response to Item 14

The Company notes the Commission’s comments and responds it will revise its future filings accordingly.

The value of $7.3060 per share assigned to the 3,023,542 shares that were issued by the Company as part of the consideration for the 35.5% equity interest in Jingzhou Henglong was determined based on the average of the volume weighted average price (VWAP) for the twenty consecutive trading days immediately prior to January 22, 2008. The calculations see the following table:

	DATE	VWAP (US$)
1	Thursday, December 20, 2007	7.5856
2	Friday, December 21	7.6802
3	Monday, December 24	7.7855
4	Wednesday, December 26	8.2891
5	Thursday, December 27	8.1095
6	Friday, December 28	7.7116
7	Monday, December 31	7.8901
8	Wednesday, January 2, 2008	7.6461
9	Thursday, January 3	7.387
10	Friday, January 4	7.0652
11	Monday, January 7	6.8789
12	Tuesday, January 8	7.0147
13	Wednesday, January 9	7.0931
14	Thursday, January 10	7.0758
15	Friday, January 11	7.0937
16	Monday, January 14	7.0112
17	Tuesday, January 15	7.028
18	Wednesday, January 16	6.8061
19	Thursday, January 17	6.5912
20	Friday, January 18, 2008	6.3779
*Announcement	Tuesday, January 22, 2008*
and signing LOI	Total	146.1205
	20 days' VWAP	7.3060

	Amount to be paid in stock	22,090,000
	Shares to be issued	3,023,542

Since January 22, 2008 was the date of signing and announcing of the Letter of Intent for the equity transaction, both sides agreed to take such date as the basis for pricing of such 3,023,542 shares. So the pro forma information included in the Form 8-K/A dated April 3, 2009 was based on the value determined as of January 22, 2008.

Note 21. Share Capital and Additional Paid-In Capital, page 84

15.
We note your disclosure that the fair value of options granted in 2008 was $845,478 which was credited in additional paid-in capital, debited in operating expenses using straight line method over the expected beneficiary period and the difference was recorded as deferred stock compensation. Please note that under SFAS 123(R) the amount credited to additional paid-in capital each period should be the compensation cost that is being recognized for that period. Please revise future filing to remove the deferred compensation category and amount form stockholders equity. Also, please revise Note 21 in future filings to include all the disclosures required by paragraph A240 of SFAS No. 123(R).

Response to Item 15

The Company notes the Commission’s comments and it will revise its future filings to remove the deferred compensation category and amount form stockholders equity, and will revise Note 21 to include all the disclosures required by paragraph A240 of SFAS No. 123(R).

Note 27. Income Taxes, page 89

16.          We note that your provision for income tax is computed using an average tax rate of 14.17% and 17.95% for the years ended December 31, 2008 and 2007, respectively, in light of the various enterprise tax exemptions for your subsidiaries, please tell us how you determine the average tax rate.

Response to Item 16

The Company notes the Commission’s comments and responds that its calculation of average taxes rate for 2007 was as follows:

	income before tax	Income tax rate	Weight	Weighted rate
	a	b	c=a/Σa	d=b*c
Henglong	$13,994,758	15.00%	0.6749	10.12%
Jiulong	4,337,670	30.00%	0.2092	6.28%
Shenyang	3,087,315	7.50%	0.1489	1.12%
Zhejinag	3,002,873	16.50%	0.1448	2.39%
Wuhu	(1,215,059)	0.00%	(0.0586)	0.00%
Jielong	(59,288)	0.00%	(0.0029)	0.00%
USAI	(652,779)	0.00%	(0.0315)	0.00%
Hengsheng	0	0.00%	0.0000	0.00%
Genesis	(978,825)	17.50%	(0.0472)	-0.83%
USAHL	(232,726)	30.00%	(0.0112)	-0.34%
CAAS	(546,662)	30.00%	(0.0264)	-0.79%
Total	$20,737,277		1	17.95%

The calculation of average taxes rate for 2008 were as following:

	income before tax	Income tax rate	Weight	Weighted rate
	a	b	c=a/Σa	d=b*c
Henglong	$15,857,989	15.00%	0.8963	13.44%
Jiulong	(759,330)	25.00%	(0.0429)	-1.07%
Shenyang	2,396,022	18.00%	0.1354	2.44%
Zhejinag	2,770,073	16.50%	0.1566	2.58%
Wuhu	(480,228)	0.00%	(0.0271)	0.00%
Jielong	(75,282)	0.00%	(0.0043)	0.00%
USAI	(60,807)	0.00%	(0.0034)	0.00%
Hengsheng	(293,126)	0.00%	(0.0166)	0.00%
Genesis	571,046	17.50%	0.0323	0.56%
USAHL	(390,813)	30.00%	(0.0221)	-0.66%
CAAS	(1,843,017)	30.00%	(0.1042)	-3.13%
Total	$17,692,526		1	14.17%

Form 10-Q for the quarter ended September 30,2009
Condensed Consolidated Statements of Operation, page 3

17.           We note your presentation of “net income attributable to common shareholders” which is calculated as net income less net income attributable to non-controlling interests. Please revise future filings to change the title of this line item to “net income attributable to Parent company” or “net income attributable to China Automotive Systems, Inc” to be consistent with the guidance in SFAS No.160. The same title should be used in your earnings per share calculation and disclosures and in your condensed consolidated statements of comprehensive income.

Response to Item 17

The Company notes the Commission’s comments and it will revise its future filings accordingly to be consistent with the guidance in SFAS No. 160.

Condensed Consolidated Balance Sheet, page 6

18.           Please revise future filings to include a subtotal for stockholders’ equity of parent company, or China Automotive Systems, Inc., which excludes the line item for non-controlling interests, to be consistent with the guidance in SFAS No.160.

Response to Item 18

The Company notes the Commission’s comments and it will revise its future filings accordingly to be consistent with the guidance in SFAS No. 160.

19.           We note that you have reclassified the convertible notes payable to long-term liabilities as of September 30, 2009. In light of the disclosure in Note 12 that on February 15, 2010 the convertible note holders have the right to require the company to redeem the Convertible Notes, please explain to us why you believe long-term liability presentation is appropriate at September 30, 2009.

Response to Item 19

The Company notes the Commission’s comments and believes the likelihood for the bond holder to exercise its annual redemption right on February 15, 2010 is very low. As of September 30, 2009, the estimated probability of the annual redemption by the holders was 8.22% (please see discussion in response to Item 20, table 11), given the fact that on September 23, 2009, the joint and several provisional liquidator acting for and on behalf of Lehman Brothers Commercial Corporation Asia Limited, the “LBCCA”, has revoked the Holder Redemption Notices it previously issued, and that the market stock price on September 30, 2009 was $9.29, representing 31.17% return on investment should the bond holder elects to convert the bonds at the conversion price of $7.0822, which is higher than the yield of 15.38% (see the table) if the holder exercises its annual redemption right on February 15, 2010, and that on the filing date of its 10Q for the quarter ended September 30, 2009, the market price was $14.62, representing 106.43% (see the table) return should the bond holder elect to convert. It is expected that any reasonable investor would choose to hold or convert the bonds, instead of requiring the bonds to be redeemed on February 15, 2010. Based on the above rationale, the Company believes the long-term liability presentation is appropriate.

Analysis of investors’ redemption and election to convert or holders’ income on February 15, 2010

		Year	Normal rate	Potential income	Analysis
principal of $30,000,000
Required rate 11%
	2008	10.5/12	3%	$2,100,000	=30,000,000*（11%-3%）*10.5/12
	2009	1	3.50%	2,250,000	=30,000,000*（11%-3.5%）*1
	2010	1.5/12	4%	262,500	=30,000,000*（11%-4%）*1.5/12
Holder’s Return if electing redemption on Feb. 15, 2010				$4,612,500
Return on Investment if redeemed				15.38%	=$4,612,500/30,000,000
Holder’s Return if electing to convert into stock at the conversion price of $7.0822 (market trade price on September 30, 2009 was $9.29)				$9,352,179	=($9.29-$7.0822)*(30,000,000/7.0822)
ROI if conversion				31.17%	=$9,352,179/$30,000,000*100%
Holder’s Return if electing to convert into stock at the conversion price of $7.0822 (with market price of $14.62 on 10Q filing date)				$31,929,909	=($14.62-$7.0822)*(30,000,000/7.0822)
ROI on 10Q filing date				106.43%	=($31,929,909)/$30,000,000*100%

Note 13, Derivative Liabilities, page 19

20.       We note from your disclosure in Note 13 that as of September 30, 2009 the compound derivative value amounted to $913,063 and we note from the statement of operations that the income from the adjustment of fair value of compound derivative liabilities was $3,129,794 for the three months ended September 30, 2009. In light of the significant fluctuations in the fair value of this derivative liability during each quarter in 2009, please explain to us and disclose in the notes to your financial statements in future filings the nature of the changes in the fair value of the derivative liability at each 2009 quarter end and explain why the amount fluctuated so significantly. As part of your response and revised disclosures, please tell us how the fair value of the derivative liability was determined or calculated at each period ended March 31, 2009, June 30, 2009 and September 30, 2009. Your response and your revised disclosure should include the nature of all significant assumptions used in your valuations.

Response to Item 20

The Company notes the Commission’s comments and responds it will revise its future filings to include the nature of all significant assumptions used in its valuations and explain why the amount fluctuated so significantly.

The fair value of the derivative liability calculated at each period ended March 31, 2009, June 30, 2009 and September 30, 2009 is as follows:

A. Calculation of the fair value of derivative liability at March 31, 2009:

1. Put penalties for the Default, Change in Control and Mandatory redemption puts (table 1):

	December 31,2008	Analysis	March 31, 2009	Analysis

Year 1
Total amount of interest due at default rate (13%)	$-	No default events	$3,412,500	*($30,000,000*13%)*(10.5/12)
Total amount of interest due at normal rate (3%)	-	occurred during February 15, 2008	787,500	*($30,000,000*3%)*(10.5/12)
Maximum Put Penalty	$-	to December 31, 2008, no penalty	$2,625,000	a

Year 2
Total amount of interest due at default rate (13%)	$4,550,000	35000000*13%	$975,000	*($30,000,000*13%)*3/12
Total amount of interest due at normal rate (3.5%)	1,225,000	35000000*3.5%	243,750	*$30,000,000*3%*1.5/12+ $30,000,000*3.5%*1.5/12

Maximum Put Penalty	$3,325,000		$731,250	b

Year 3
Total amount of interest due at default rate (13%)	$4,550,000	$35,000,000*13%	$-	YA Global and liquidator of ”LBCCA” have sent a mandatory redemption notice in 2009
Total amount of interest due at normal rate (4%)	1,400,000	$35,000,000*4%	-

Maximum Put Penalty	$3,150,000		$-

Year 4
Total amount of interest due at default rate (13%)	$4,550,000	$35,000,000*13%	$-	YA Global and liquidator of ”LBCCA” have sent a mandatory redemption notice in 2009
Total amount of interest due at normal rate (4.5%)	1,575,000	$35,000,000*4.5%	-

Maximum Put Penalty	$2,975,000		$-

Year 5
Total amount of interest due at default rate (13%)	$4,550,000	$ 35,000,000*13%	$-	YA Global and liquidator of ”LBCCA” have sent a mandatory redemption notice in 2009
Total amount of interest due at normal rate (5%)	1,968,750	$35,000,000*5%	-

Maximum Put Penalty	$2,581,250		$-

* Since the Company’s stock Weighted Average Price for twenty (20) consecutive trading days ended on March 16, 2009 was below $3.187, the “WAP Default”, each Convertible Note holder has the right, at its sole discretion, to require that the Company redeem all or any portion of the Convertible Notes. After negotiation, the Company and YA Global reached a settlement agreement on April 8, 2009 whereby the Company redeemed the entire amount of $5,000,000 from YA Global, which has agreed to waive its entitlement to any Make Whole Amounts, including the Maturity Make Whole Amount, Other Make Whole Amount and Annual Redemption Make Whole Amount, as defined in Section 5(d) of the Convertible Notes. On April 24, 2009, the joint and several provisional liquidators acting for and on behalf of Lehman Brothers Commercial Corporation Asia Limited, the “LBCCA liquidator”, elected to redeem the entire outstanding principal of $30,000,000, together with interest. The Company was negotiating with LBCCA Liquidator then to exempt the Make Whole Amount, most probably a portion of which will be exempted.

2. Potential Put penalties for Annual redemption (Table 2):

	December 31, 2008	Analysis	March 31, 2009	Analysis
	Potential put penalty		Potential put penalty
Redemption on	PV Value		PV Value
February 15, 2010
Required rate (11%) 2008	$-	No default events occurred during February 15, 2008 to December 31, 2008, no penalty	$-	YA Global and liquidator of ”LBCCA” have sent a mandatory redemption notice in 2009
2009	$1,365,455		$-	YA Global and liquidator of ”LBCCA” have sent a mandatory redemption notice in 2009
2010	$(257,905)			YA Global and liquidator of ”LBCCA” have sent a mandatory redemption notice in 2009

Potential Put penalties	$1,107,550		$-

Redemption on February 15, 2011
2008	$-	No default events occurred during February 15, 2008 to December 31, 2008, no penalty	$-	YA Global and liquidator of ”LBCCA” have sent a mandatory redemption notice in 2009
2009	$1,365,455		$-	YA Global and liquidator of ”LBCCA” have sent a mandatory redemption notice in 2009
2010	$929,657		$-	YA Global and liquidator of ”LBCCA” have sent a mandatory redemption notice in 2009
2011	$(313,450)		$-	YA Global and liquidator of ”LBCCA” have sent a mandatory redemption notice in 2009

Potential Put penalties	$1,981,662		$-

3. Calculation for the fair value of derivative liability (table 3)

	Value at December 31,20 08			Value at March 31, 2009
	Penalty/	Weighted	PV Value	Penalty/	Weighted	PV Value	Analysis
	Probability	Penalty	11.53%	Probability	Penalty	10.70%

No events	36.00%

Non-registration events:

First year	0.00%	$-	$-	0.00%	$-	$-	Registered

Second year	0.50%	$16,625	$14,907	0.00%	$-	$-	Registered

Third year	0.50%	$15,750	$12,663	0.00%	$-	$-	Registered

Fourth year	0.50%	$14,875	$10,724	0.00%	$-	$-	Registered

Fifth year	0.50%	$12,906	$8,343	0.00%	$-	$-	Registered

Change in control event:

First year	0.00%	$-	$-	0.00%	$-	$-
							YA Global and liquidator
Second year	0.50%	$16,625	$14,907	0.00%	$-	$-	of ”LBCCA” have sent a
							mandatory redemption notice in
Third year	0.50%	$15,750	$12,663	0.00%	$-	$-	2009

Fourth year	0.50%	$14,875	$10,724	0.00%	$-	$-

Fifth year	0.50%	$12,906	$8,343	0.00%	$-	$-

Mandatory redemption put:

First year	0.00%	$-	$-	100.00%	$2,625,000	$2,625,000	*

Second year	15.00%	$498,750	$447,209	65.00%	$475,313	$440,422	**
							YA Global and liquidator
Third year	5.00%	$157,500	$126,630	0.00%	$-	$-	of ”LBCCA” have sent a
							mandatory redemption notice in
Fourth year	2.00%	$59,500	$42,894	0.00%	$-	$-	2009
Fifth year	1.00%	$25,813	$16,686	0.00%	-	-

Annual redemption rights:
February 15, 2010	30.00%	$332,265	$297,929	0.00%	$-	$-	YA Global and liquidator
							of ”LBCCA” have sent a mandatory
February 15, 2011	30.00%	$594,499	$477,976	0.00%	$-	$-	redemption notice in 2009

Total		$1,788,639	$1,502,597		$3,100,313	$3,065,422
Change in Fair value:						$1,562,825	=3,065,422-1,502,597

*$2,625,000=-PV(10.70%,0,0,(table 1) a * 100.00%) = - PV (10.7%, 0, 0, 2,625,000* 100%) and so on.

**$440,422=-PV(10.70%,9/12,0,(table 1) b * 65.00%).

Since the “WAP Default” occurred during late February and early March 2009, by negotiating with “LBCCA Liquidator” to exempt the Make Whole Amount, it was estimated 35% of the penalty may be exempted. Therefore, penalty for the first quarter of 2009 was estimated at 65%.

Since the “LBCCA liquidator” has elected to redeem the entire outstanding principal, the probability of mandatory redemption penalty was significantly increased.

4. Calculation for fair value of warrant derivatives liability (table 4):

	Quarter ended	Quarter ended
	December 31, 2008	March 31, 2009	Analysis

warrants（Maturity date: February 15, 2009） indexed to common stock:	1,317,864	1,317,864
BSM	$0.0015	$0.0000	Executed at the end of period
Strike:

Trading market price	$3.39	$3.30
Strike:	$8.8527	$8.8527

Strike price adjustment	$(0.3027)	$(0.3027)	-

Effective strike for BSM	$8.5500	$8.5500
Term:

Contractual term (years)	0.13	0.00	Maturity date : February 15, 2009
Volatility:

Historical volatility for effective term	92.36%	20.45%	12/31/08～02/15/09

Risk-free rate	0.11%	0.05%	US Treasury Yield for 45 Days
Yield rate	0.00%	0.00%	No distribute dividends plan
Fair value of warrants	$1,977	$-
Change in Fair Value:		$(1,977)	=$0-$1,977

Since the Company’s common stock price was lower than the Strike price, the fair value of warrant was $0 because it was not exercised on its expiration date, February 15, 2009.

B. Calculation for fair value of derivative liability on June 30, 2009:

1. Put penalties for the Default, Change in Control and Mandatory redemption puts (Table 5)

	3/31/2009	Analysis	6/30/2009	Analysis

Year 1
Total amount of interest due at default rate (13%)	$3,412,500		$3,412,500	*($30,000,000*13%)*(10.5/12)
Total amount of interest due at normal rate (3%)	787,500	(See table 1)	787,500	*($30,000,000*3%)*(10.5/12)
Maximum Put Penalty	$2,625,000		$2,625,000	a

Year 2
Total amount of interest due at default rate (13%)	$975,000	(See table 1)	$1,950,000	*($30,000,000*13%)*(6/12)
Total amount of interest due at normal rate (3.5%)	243,750	(See table 1)	506,250	*($30,000,000*3%)*(1.5/12)+ ($30,000,000*3.5%)*(4.5/12)
Maximum Put Penalty	$731,250		$1,443,750	b

Year 3
Total amount of interest due at default rate (13%)	$-	(See table 1)	$-	YA Global and liquidator of ”LBCCA” have sent a mandatory redemption notice in 2009
Total amount of interest due at normal rate (4%)	-	(See table 1)	-
Maximum Put Penalty	$-		$-

Year 4
Total amount of interest due at default rate (13%)	$-	(See table 1)	$-	YA Global and liquidator of ”LBCCA” have sent a mandatory redemption notice in 2009
Total amount of interest due at normal rate (4.5%)	-	(See table 1)	-
Maximum Put Penalty	$-		$-

Year 5
Total amount of interest due at default rate (13%)	$-	(See table 1)	$-	YA Global and liquidator of ”LBCCA” have sent a mandatory redemption notice in 2009
Total amount of interest due at normal rate (5%)	-	(See table 1)	-
Maximum Put Penalty	$-		$-

2. Potential Put penalties for Annual redemption (Table 6):

	March 31, 2009	Analysis	June 30, 2009	Analysis

Redemption on February 15, 2010	PV Value		PV Value
Required rate 11% 2008	$-	See table 2	$-	YA Global and liquidator of ”LBCCA” have sent a mandatory redemption notice in 2009
2009	$-	See table 2	$-	YA Global and liquidator of ”LBCCA” have sent a mandatory redemption notice in 2009
2010	$-	See table 2	$-	YA Global and liquidator of ”LBCCA” have sent a mandatory redemption notice in 2009

Potential Put penalties	$-		$-

Redemption on February 15, 2011
2008	$-	See table 2	$-	YA Global and liquidator of ”LBCCA” have sent a mandatory redemption notice in 2009
2009	$-	See table 2	$-	YA Global and liquidator of ”LBCCA” have sent a mandatory redemption notice in 2009
2010	$-	See table 2	$-	YA Global and liquidator of ”LBCCA” have sent a mandatory redemption notice in 2009
2011	$	See table 2	$-	YA Global and liquidator of ”LBCCA” have sent a mandatory redemption notice in 2009

Potential Put penalties	$-		$-

3. Calculation for the fair value of derivative liability (table 7)

	Value at March 31,2009			Value at June 30, 2009
	Penalty/	Weighted	PV Value	Penalty/	Weighted	PV Value	Analysis
	Probability	Penalty	10.70%	Probability	Penalty	3.686%

No events

Non-registration events:
First year	0.00%	$-	$-	0.00%	$-	$-	Registered
Second year	0.00%	$-	$-	0.00%	$-	$-	Registered
Third year	0.00%	$-	$-	0.00%	$-	$-	Registered
Fourth year	0.00%	$-	$-	0.00%	$-	$-	Registered
Fifth year	0.00%	$-	$-	0.00%	$-	$-	Registered

Change in control event:
First year	0.00%	$-	$-	0.00%	$-	$-	YA Global and liquidator
Second year	0.00%	$-	$-	0.00%	$-	$-	of ”LBCCA” have sent a
Third year	0.00%	$-	$-	0.00%	$-	$-	mandatory redemption
Fourth year	0.00%	$-	$-	0.00%	$-	$-	notice in 2009
Fifth year	0.00%	$-	$-	0.00%	$-	$-

Mandatory redemption put:
First year	100.00%	$2,625,000	$2,625,000	100.00%	$2,625,000	$2,625,000	*
Second year	65.00%	$475,313	$440,422	100.00%	$1,443,750	$1,417,856	**
							YA Global and liquidator
Third year	0.00%	-	-	0.00%	-	-	of ”LBCCA” have sent a
Fourth year	0.00%	-	-	0.00%	-	-	mandatory redemption
Fifth year	0.00%	-	-	0.00%	-	-	notice in 2009

Annual redemption rights:
							YA Global and liquidator
February 15, 2010	0.00%	$-	$-	0.00%	$-	$-	of ”LBCCA” have sent a
February 15, 2011	0.00%	$-	$-	0.00%	$-	$-	mandatory redemption notice in 2009

Total		$3,100,313	$3,065,422		$4,068,750	$4,042,856
Change in Fair value:			$1,562,825			$977,434	=$4,042,856-$3,065,422

*$2,625,000=-PV(3.686%,0,0,(table 5) a * 100.00%) = - PV(3.686%, 0, 0, 2,625,000* 100%). and so on.

**$1,417,856=-PV(3.686%,6/12,0,(table5) b * 100.00%). Since the Company has not entered an agreement with “LBCCA Liquidator” to exempt penalty for the first and second quarters, so the penalty for these periods was estimated at 100%.

Since the “LBCCA Liquidator” have sent a redemption notice in 2009, as time went on, and no penalty exemption agreement was determined, the probability of a mandatory redemption was increased, which resulted in a significant increase in fair value of derivative liability.

C. Calculation for fair value of derivative liability at September 30, 2009 were as follows:

1. Put penalties for the Default, Change in Control and Mandatory redemption puts (Table 8)

	June 30, 2009	Analysis	September 30, 2009	Analysis

Year 1
Total amount of interest due at default rate (13%)	$3,412,500		$3,412,500	*($30,000,000*13%)*(10.5/12)
Total amount of interest due at normal rate (3%)	787,500	See table 5	787,500	*($30,000,000*3%)*(10.5/12)
Maximum Put Penalty	$2,625,000		$2,625,000	a

Year 2
Total amount of interest due at default rate (13%)	$1,950,000	See table 5	$3,900,000	*($30,000,000*13%)
Total amount of interest due at normal rate (3.5%)	506,250	See table 5	1,050,000	*($30,000,000*3.5%)
Maximum Put Penalty	$1,443,750		$2,850,000	b

Year 3
Total amount of interest due at default rate (13%)	$-	See table 5	$3,900,000	*($30,000,000*13%)
Total amount of interest due at normal rate (4%)	-	See table 5	1,200,000	*($30,000,000*4%)
Maximum Put Penalty	$-		$2,700,000	c

Year 4
Total amount of interest due at default rate (13%)	$-	See table 5	$3,900,000	*($30,000,000*13%)
Total amount of interest due at normal rate (4.5%)	-	See table 5	1,350,000	*($30,000,000*4.5%)
Maximum Put Penalty	$-		$2,550,000	d

Year 5
Total amount of interest due at default rate (13%)	$-	See table 5	$4,387,500	*($30,000,000*13%*13.5/12)
Total amount of interest due at normal rate (5%)	-	See table 5	1,500,000	*(30,000,000*5%)
Maximum Put Penalty	$-		$2,887,500	e

* As of September 22, 2009, the Company received a letter from the LBCCA Liquidator stating its revocation of all three holder redemption notices dated April 24, 2009 ($30,000,000). The Company has the probability of put penalties for the Default, Change in Control and Mandatory redemption puts during year 2 to year 5.

2. Potential Put penalties for Annual redemption (Table 9):

	June 30, 2009	Analysis	September 30, 2009	Analysis

Redemption on February 15, 2010	PV Value		PV Value
Required rate 100%
2008	$-	See table 6	$2,100,000	”LBCCA Liquidator” revoked redemption notices
2009	$-	See table 6	$2,139,800	”LBCCA Liquidator” revoked redemption notices
2010	$-	See table 6	$236,067	”LBCCA Liquidator” revoked redemption notices
Potential Put penalties	$-		$4,475,868	a

Redemption on February 15, 2011 Required rate 100%
2008	$-	See table 6	$2,100,000	*”LBCCA Liquidator” revoked redemption notices
2009	$-	See table 6	$2,139,800	**”LBCCA Liquidator” revoked redemption notices
2010	$-	See table 6	$1,888,540	***”LBCCA Liquidator” revoked redemption notices
2011	$-	See table 6	$203,503	****”LBCCA Liquidator” revoked redemption notices
Potential Put penalties	$-		$6,331,843	b

*$2,100,000=-PV(0%,0,0,(30,000,000*11%*(10.5/12)-30,000.000*3%*(10.5/12)),0) = - PV(0%, 0, 0, 2,100,000, 0). and so on.

**$2,139,800=-PV(5.15%,1,0,(30,000,000*11%-30,000,000*3.5%),0)

***$1,888,540=-PV(5.45%,2,0,(30,000,000*11%-30,000,000*4%),0)

****$203,503=-PV(6.20%,3,0,(30,000,000*11%*(1.5/12)-30,000,000*4.5%*(1.5/12)),0)

As of September 22, 2009, the Company received a letter from the LBCCA Liquidator stating its revocation of all three holder redemption notices dated April 24, 2009 ($30,000,000). The holder of the Convertible Note would likely require annual redemption on February 15, 2010 and February 15, 2011.

3. Analysis and estimate for annual redemption probability.

Analysis of Holders’ annual redemption probability on February 15, 2010 (table 10):

	Year	Normal rate	Potential income	Analysis
principal of $30,000,000
Required rate 11%
2008	10.5/12	3%	$2,100,000	=$30,000,000*（11%-3%）*10.5/12
2009	1	3.50%	2,250,000	=$30,000,000*（11%-3.5%）*1
2010	1.5/12	4%	262,500	=$30,000,000*（11%-4%）*1.5/12
Holders’ investment return if redeemed in 2010			$4,612,500

principal + Potential income			$34,612,500	=$30,000,000+$4,612,500
Yield			$1.15375	=$34,612,500/30,000,000
Required stock price for such yield*			$8.17109	=$7.0822(conversion price set)*1.15375.
90% of such stock price**			$7.35398	=$8.17109*90%
80% of such stock price***			$6.53687	=$8.17109*80%

*Holders prefer to continuing to hold if stock price is higher than $8.17. For 5% higher price, the probability of put is zero.

** Assume at this price, there would be a 50% probability for investor electing to redeem.

*** Assume the holders will choose to put at this price, a 100 percent probability.

Estimate of Holders’ annual redemption probability on February 15, 2010 (table 11):

Stock price	Probability under such price	Probability of trading price during October 1, 2009 to February, 15, 2010	Probability of redemption
	a	b*	c=a*b

$8.7 or higher	0%	50.00%	0
8.6	1%	6.00%	0.0600
8.5	1%	5.00%	0.0005
8.4	2%	5.00%	0.001
8.3	3%	5.00%	0.0015
8.2	4%	4.00%	0.0016
8.1	5%	4.00%	0.0020
8	10%	3.00%	0.0030
7.9	15%	3.00%	0.0045
7.8	20%	2.00%	0.0040
7.7	25%	2.00%	0.0050
7.6	30%	2.00%	0.0060
7.5	35%	2.00%	0.0070
7.4	40%	1.00%	0.0040
7.3	45%	1.00%	0.0045
7.2	50%	1.00%	0.0050
7.1	60%	1.00%	0.0060
7	70%	0.50%	0.0035
6.9	80%	0.50%	0.0040
6.8	85%	0.50%	0.0043
6.7	90%	0.50%	0.0045
6.6	95%	0.50%	0.0048
$6.5 or lower	99%	0.50%	0.0050
Total		100.00%	0.0822

* As a result of the recent worldwide economic revival, the Company’s economic effects increased significantly, and the stock trading price rose dramatically.

Analysis and estimate for annual redemption probability on February 15, 2011 (table 12):

	Year	Normal rate	Potential income	Analysis
principal of $30,000,000
Required rate 11%
2008	10.5/12	3%	$2,100,000	=$30,000,000*（11%-3%）*10.5/12
2009	1	3.50%	2,250,000	=$30,000,000*（11%-3.5%）*1
2010	1	4%	2,100,000	=$30,000,000*（11%-4%）*1
2011	1.5/12	4.5%	243,750	=$30,000,000*（11%-4.5%）*1.5/12
Holders’ income for redeemed in 2011			$6,450,000

principal + Potential income			$36,450,000	=$30,000,000+$6,450,000
Yield			1.215	=$36,450,000/$30,000,000
Required stock price for such yield*			$8.60487	=$7.0822(conversion price set)*1.215.
90% of such stock price**			$7.74439	=$8.60487*90%
80% of such stock price***			$6.88390	=$8.60487*80%

* Holders prefer to continuing to hold if stock price is higher than $8.6. For 5% higher price, the probability of put is zero.

** Assume at this price, there would be a 50% probability for investor electing to redeem.

*** Assume the holders will choose to put at this price, a 100 percent probability.

Estimate of Holders’ annual redemption probability on February 15, 2010 (table 13):

Stock price	Probability under such price	Probability of such stock price during October 1, 2009 to February, 15, 2011	Probability of redemption
	a	b *	c=a*b

$9.0 or higher	0%	55.00%	0
8.9	1%	7.00%	0.0007
8.8	2%	6.00%	0.0012
8.7	3%	5.00%	0.0015
8.6	4%	4.00%	0.0016
8.5	5%	4.00%	0.0020
8.4	10%	3.00%	0.0030
8.3	15%	3.00%	0.0045
8.2	20%	2.00%	0.0040
8.1	25%	2.00%	0.0050
8	30%	2.00%	0.0060
7.9	35%	1.00%	0.0035
7.8	40%	1.00%	0.0040
7.7	45%	1.00%	0.0045
7.6	50%	1.00%	0.0050
7.5	60%	0.50%	0.0030
7.4	70%	0.50%	0.0035
7.3	80%	0.50%	0.0040
7.2	85%	0.50%	0.0043
7.1	90%	0.50%	0.0045
7	95%	0.25%	0.0024
$6.9 or lower	99%	0.25%	0.0025
		100.00%	0.0706

*As a result of the recent worldwide economic revival, the Company’s economic effects increased significantly, and the stock trading price rose dramatically.

4. Calculation for fair value of derivative liability (table 14):

	Value at June 30, 09			Value at September 30, 09

	Penalty/	Weighted	PV Value	Penalty/	Weighted	PV Value
	Probability	Penalty	3.686%	Probability	Penalty	5.15%	Analysis

No events

Non-registration events:
First year	0.00%	$-	$-	0.00%	$-	$-	Registered
Second year	0.00%	$-	$-	0.00%	$-	$-	Registered
Third year	0.00%	$-	$-	0.00%	$-	$-	Registered
Fourth year	0.00%	$-	$-	0.00%	$-	$-	Registered
Fifth year	0.00%	$-	$-	0.00%	$-	$-	Registered

Change in control event:
First year	0.00%	$-	$-	0.00%	$-	$-	The “LBCCA Liquidator” has sent a
Second year	0.00%	$-	$-	0.50%	$14,250	$14,072	revocation for all holder redemption notice, as if they were
Third year	0.00%	$-	$-	0.50%	$13,500	$12,210	never issued. See discussion in response to item 10 for the
Fourth year	0.00%	$-	$-	0.50%	$12,750	$10,967	probability of the triggering of the redemption.
Fifth year	0.00%	$-	$-	0.50%	$14,438	$11,810	The same below.

Mandatory redemption put:
First year	100.00%	$2,625,000	$2,625,000	0.00%	$-	$-	*
Second year	100.00%	$1,443,750	$1,417,856	0.50%	$14,250	$14,072	**
Third year	0.00%	$-	$-	0.50%	$13,500	$12,210	***
Fourth year	0.00%	$-	$-	0.50%	$12,750	$10,967	****
Fifth year	0.00%	$-	$-	0.50%	$14,438	$11,810	*****

Annual redemption rights:							See table 11 and 13 for analysis of annual redemption probability
February 15, 2010	0.00%	$-	$-	8.22%	$367,916	$367,916	=(table 9) a * 8.22%
February 15, 2011	0.00%	$-	$-	7.06%	$447,028	$447,028	=(table 9) b * 7.06%

Total		$4,068,750	$4,042,856		$924,819	$913,063
Change in Fair value:			$977,434			$(3,129,794)	=$913,063-$4,042,856

*$-=-PV(5.15%,0,0,( table 8) a * 0.00%) = - PV(5.15%, 0, 0, 2,625,000* 0.00%)

**$14,072=-PV(5.15%,3/12,0,( table 8) b * 0.50%) = - PV(5.15%, 3/12, 0 , 2,850,000* 0.5%). and so on.

***$12,210=-PV(5.15%,2,0,( table 8) c * 0.50%)

****$10,967=-PV(5.15%,3,0,( table 8) d * 0.50%)

*****$11,810=-PV(5.15%,4,0,( table 8) e * 0.50%)

As a result of the recent worldwide economic revival, the Company’s stock price rose dramatically. The closing price on November 11, 2009 (a day before the Company filed the 10Q) was $14.62 (WAP Default was $3.187). The holder would gain more income in converting stock than Mandatory Redemption. As of September 22, 2009, the Company received a letter from the LBCCA Liquidator stating revocation of all three holder redemption notices dated April 24, 2009 (Total: $30,000,000), which significantly decreased the probability of Mandatory Redemption, thus significantly decreased the fair value of derivative liability.

Forms 8-K dated August 12, 2009, May 12, 2009 and March 27, 20009

21.     We note that several of your Form 8-Ks include the disclosure of Pro Forma Net Income and Pro Forma Diluted EPS which include various adjustments such as loss (gain) on the change in the fair value in the derivative from net income, stock compensation expense allowance for doubtful accounts, interest expense on convertible notes payable, and amortization of debt discount, Please note that these measures are considered non-GAAP financial measures as that term is defined in Item 101 of Regulation G. Please revise future filings to either remove the presentation of these non-GAAP financial measures or include the disclosures set forth Item 10 (e) (1) (i) of Regulation S-K which include:
●	A presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP
●	A reconciliation of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP
●	The reason that management believes the presentation of the non-GAAP information is useful for an investor’s understanding of the registrant’s financial condition and results of operations; and
●	The additional purposes, if any, for which management uses non-GAPP measures.
See Item 2.02 of Form 8-K

Response to Item 21

The Company notes the Commission’s comments and responds it will revise its future filings to remove the presentation of these non-GAAP financial measures.

We have tried to answer your questions fully and to be responsive to your comments.  Please let us know if we can supply any additional information.  We can be available for a telephone conference at the following telephone number:+861330718527.

Thank you for your attention to our filing.

Date: January 7, 2010

By: /s/ Jie Li

Jie Li

Chief Financial Officer